September 18, 2007

Via Facsimile and EDGAR

Ms. Lesli Sheppard

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

SEC Comment Letter dated August 21, 2007

The Dow Chemical Company

Definitive 14A

Filed March 23, 2007

File No. 001-03433

Dear Ms. Sheppard:

This is to confirm our conversation earlier today in which you agreed to grant The Dow Chemical Company an extension until October 17, 2007 in order to respond to the SEC comment letter referenced above.  Please do not hesitate to call me at (989) 638-2176 if you have any questions.

Yours truly,

/s/ Thomas E. Moran

Thomas E. Moran

Assistant Secretary

temoran@dow.com

cc:  Andrew N. Liveris, Chairman and CEO, The Dow Chemical Company